Registration No. 333-210632

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	6798	27-0467113
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Apollo Global Management, LLC

9 West 57th Street, 43rd Floor

New York, New York 10019

(212) 515-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John J. Suydam, Esq.

Vice President and Secretary

ACREFI Management, LLC

9 West 57th Street, 43rd Floor

New York, New York 10019

(212) 515-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Raymond Lin, Esq. Thomas Christopher, Esq. William Cernius, Esq. Latham & Watkins LLP 885 Third Ave. New York, New York 10022 (212) 906-1200	Steven Epstein, Esq. Abigail Bomba, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Jay L. Bernstein Richard Catalano, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after all remaining conditions to the transactions described in this Registration Statement have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☒

Registration Number: 333-210632

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

EXPLANATORY NOTE

This post-effective Amendment No. 1 to Apollo Commercial Real Estate Finance, Inc.’s (“ARI”) Registration Statement on Form S-4 (Registration No. 333-210632), originally filed with the Securities and Exchange Commission on April 7, 2016 (as amended by Amendment No. 1, filed on May 24, 2016, Amendment No. 2, filed on June 16, 2016 and Amendment No. 3, filed on July 25, 2016 (as so amended, the “Registration Statement”), is being filed for the purposes of (i) amending the reference to Exhibit 5.1: Opinion of Clifford Chance US LLP regarding validity of shares of ARI common stock and (ii) deleting reference to Exhibit 5.2: Opinion of Clifford Chance US LLP regarding validity of shares of ARI Series C Preferred Stock. The Registration Statement is hereby amended, as appropriate, to reflect the amendment and deletion of such exhibits. This post-effective Amendment No. 1 to the Registration Statement became effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

Item 21.	Exhibits and Financial Statement Schedules

(a)	The exhibits listed below in the “Exhibit Index” are filed as part of, or are incorporated by reference in, this joint proxy/registration statement.

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc. (attached as Annex A to the proxy statement/prospectus that is part of this registration statement).†

2.2	Asset Purchase and Sale Agreement, dated February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Athene Annuity & Life Assurance Company and Athene Annuity and Life Company (attached as Annex B to the proxy statement/prospectus that is part of this registration statement).†

2.3	Amendment No. 1 to Agreement and Plan of Merger, dated June 30, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc.†

3.1	Articles of Amendment and Restatement of Apollo Commercial Real Estate Finance, Inc., incorporated by reference to Exhibit 3.1 of the Registrant’s Form S-11, as amended (Registration No. 333-160533).†

3.2	Bylaws of Apollo Commercial Real Estate Finance, Inc.†

4.1	Specimen Stock Certificate of Apollo Commercial Real Estate Finance, Inc., incorporated by reference to Exhibit 4.1 of the Registrant’s Form S-11, as amended (Registration No. 333-160533).†

4.2	Apollo Commercial Real Estate Finance, Inc.—Form of Articles Supplementary—8.00% Series C Cumulative Redeemable Perpetual Preferred Stock (attached as Annex I to the proxy statement/prospectus that is part of this registration statement).†

5.1	Opinion of Clifford Chance US LLP regarding validity of shares of ARI common stock and ARI Series C Preferred Stock*

10.1	Commitment Letter, dated February 26, 2016, by and among Athene USA Corporation, Apollo Commercial Real Estate Finance, Inc. and Arrow Merger Sub, Inc. (attached as Annex C to the proxy statement/prospectus that is part of this registration statement).†

10.2	Stock Purchase Agreement, dated February 26, 2016, by and between Apollo Commercial Real Estate Finance, Inc. and Athene USA Corporation (attached as Annex D to the proxy statement/prospectus that is part of this registration statement).†

10.3	Letter Agreement, dated February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., ACREFI Operating, LLC and ACREFI Management, LLC (attached as Annex E to the proxy statement/prospectus that is part of this registration statement).†

10.4	Letter Agreement, dated February 26, 2016, by and among Apollo Residential Mortgage, Inc., ARM Operating, LLC and ARM Manager, LLC (attached as Annex F to the proxy statement/prospectus that is part of this registration statement).†

12.1	Statement re: Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends.†

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Apollo Commercial Real Estate Finance, Inc.†

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Apollo Residential Mortgage, Inc.†

99.1	Form of Proxy Card for the Special Meeting of Stockholders of Apollo Residential Mortgage, Inc.†

99.2	Consent of Houlihan Lokey Capital, Inc.†

99.3	Consent of Morgan Stanley†

†	Previously filed.
*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this post-effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 30, 2016.

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
	Name:	Stuart A. Rothstein
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Stuart A. Rothstein Stuart A. Rothstein	President, Chief Executive Officer and Director (Principal Executive Officer)	August 30, 2016

/s/ Jai Agarwal Jai Agarwal	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	August 30, 2016

/s/ Jeffrey M. Gault Jeffrey M. Gault	Director	August 30, 2016

/s/ Robert A. Kasdin Robert A. Kasdin	Director	August 30, 2016

/s/ Eric L. Press Eric L. Press	Director	August 30, 2016

/s/ Scott S. Prince Scott S. Prince	Director	August 30, 2016

/s/ Michael E. Salvati Michael E. Salvati	Director	August 30, 2016

Exhibit Index

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc. (attached as Annex A to the proxy statement/prospectus that is part of this registration statement).†

2.2	Asset Purchase and Sale Agreement, dated February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Athene Annuity & Life Assurance Company and Athene Annuity and Life Company (attached as Annex B to the proxy statement/prospectus that is part of this registration statement).†

2.3	Amendment No. 1 to Agreement and Plan of Merger, dated June 30, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc.†

3.1	Articles of Amendment and Restatement of Apollo Commercial Real Estate Finance, Inc., incorporated by reference to Exhibit 3.1 of the Registrant’s Form S-11, as amended (Registration No. 333-160533).†

3.2	Bylaws of Apollo Commercial Real Estate Finance, Inc.†

4.1	Specimen Stock Certificate of Apollo Commercial Real Estate Finance, Inc., incorporated by reference to Exhibit 4.1 of the Registrant’s Form S-11, as amended (Registration No. 333-160533).†

4.2	Apollo Commercial Real Estate Finance, Inc.—Form of Articles Supplementary—8.00% Series C Cumulative Redeemable Perpetual Preferred Stock (attached as Annex I to the proxy statement/prospectus that is part of this registration statement).†

5.1	Opinion of Clifford Chance US LLP regarding validity of shares of ARI common stock and ARI Series C Preferred Stock*

10.1	Commitment Letter, dated February 26, 2016, by and among Athene USA Corporation, Apollo Commercial Real Estate Finance, Inc. and Arrow Merger Sub, Inc. (attached as Annex C to the proxy statement/prospectus that is part of this registration statement).†

10.2	Stock Purchase Agreement, dated February 26, 2016, by and between Apollo Commercial Real Estate Finance, Inc. and Athene USA Corporation (attached as Annex D to the proxy statement/prospectus that is part of this registration statement).†

10.3	Letter Agreement, dated February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., ACREFI Operating, LLC and ACREFI Management, LLC (attached as Annex E to the proxy statement/prospectus that is part of this registration statement).†

10.4	Letter Agreement, dated February 26, 2016, by and among Apollo Residential Mortgage, Inc., ARM Operating, LLC and ARM Manager, LLC (attached as Annex F to the proxy statement/prospectus that is part of this registration statement).†

12.1	Statement re: Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends.†

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Apollo Commercial Real Estate Finance, Inc.†

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Apollo Residential Mortgage, Inc.†

99.1	Form of Proxy Card for the Special Meeting of Stockholders of Apollo Residential Mortgage, Inc.†

99.2	Consent of Houlihan Lokey Capital, Inc.†

99.3	Consent of Morgan Stanley†

†	Previously filed.
*	Filed herewith.